UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

GLOBAL CLEAN ENERGY HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

378989107

(CUSIP Number)

Istvan Benko, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

April 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 378989107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Monarch Pointe Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

British Virgin Islands

Number of	7	Sole Voting Power 0
Shares
Beneficially	8	Shared Voting Power 12,310,813
Owned by Each
Reporting	9	Sole Dispositive Power 0
Person With
	10	Shared Dispositive Power 12,310,813

11	Aggregate Amount Beneficially Owned by Each Reporting Person

12,310,813
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

4.55%
14	Type of Reporting Person (See Instructions)

CO

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CUSIP No. 378989107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Tacon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United Kingdom

Number of	7	Sole Voting Power 0
Shares
Beneficially	8	Shared Voting Power 12,310,813
Owned by Each
Reporting	9	Sole Dispositive Power 0
Person With
	10	Shared Dispositive Power 12,310,813

11	Aggregate Amount Beneficially Owned by Each Reporting Person

12,310,813
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

4.55%
14	Type of Reporting Person (See Instructions)

IN

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Item 1.  Security and Issuer.

This Schedule 13D (this “Statement”) relates to shares of common stock (the “Common Stock”), no par value, of Global Clean Energy Holdings, Inc., a Utah corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 6033 W. Century Blvd., Suite 895, Los Angeles, California 90045.

Item 2. Identity and Background.

This statement is filed by Monarch Pointe Fund, Ltd. (“MPF”) and William R. Tacon (“Mr. Tacon”).  This statement relates to the Issuer’s securities directly owned by MPF.

MPF and Mr. Tacon are referred to herein as the “Reporting Persons.”

The business address of MPF is: Zolfo Cooper, P.O. Box 3170, Road Town, Tortola, British Virgin Islands.

The business address of Mr. Tacon is: Zolfo Cooper, P.O. Box 3170, Road Town, Tortola, British Virgin Islands.

During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No funds were used to acquire the shares of common stock reported herein.

Item 4.	Purpose of Transaction

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 13 of the cover page is based on the assumption that the Issuer had 270,464,478 shares of Common Stock outstanding.

MPF currently is in liquidation.  Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, Mr. Tacon was appointed as the liquidator of MPF.  As the liquidator, Mr. Tacon currently has the sole right to control acquisition, disposition and voting of the Issuer’s securities that are owned by MPF.  Mr. Tacon does not directly own any of the Issuer’s securities.

Prior to the transaction reported herein, MPF owned (i) 3,765,414 shares of Common Stock, and (ii) warrants to purchase up to 10,403,095 shares of Common Stock (the “Warrants”).  On April 26, 2010, in connection with a cashless exercise of the Warrants, MPF acquired 8,545,399 shares of the Issuer’s Common Stock.  Following the cashless exercise of the Warrants, MPF owned an aggregate of 12,310,813 shares of the Issuer’s Common Stock.

None of the Reporting Persons have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

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Item 5.  Interest in Securities of the Issuer

(a)           As of the date of this filing, MPF owned 12,310,813 shares of Common Stock.

Mr. Tacon does not directly own any securities of the Issuer.  However, as a result of his appointment as the liquidator of MPF, and his ability to direct the voting and disposition of the shares of MPF, Mr. Tacon is deemed to have beneficial ownership of all securities owned by MPF.

The aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 7 through 13 of the cover pages.  The percentages were based on the assumption that the Issuer had 270,464,478 shares of Common Stock issued and outstanding.

(b)           The right to vote and the right to dispose of the shares beneficially owned by MPF are held by Mr. Tacon.

(c)           The information set forth in Item 4 is incorporated herein by this reference.

(d)           To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)           On April 26, 2010, following the transaction reported herein, the Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries.

Item 7.	Material to Be Filed as Exhibits

Agreement of Joint Filing by and between the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010	MONARCH POINTE FUND, LTD.

	By:	/s/ WILLIAM TACON
William Tacon, court appointed liquidator

Dated: April 26, 2010
/s/ WILLIAM TACON
William Tacon

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